Exhibit 99.2

Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended June 30, 2014 and 2015, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2014 and June 30, 2015 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our unaudited condensed consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the "Operating and Financial Review and Prospects” included elsewhere in this report.

	Six months ended June 30,
	2014	2015
	US$	US$
	(Unaudited)	(Unaudited)
Consolidated Statements of Comprehensive Income
Total revenue	393,236	441,784
Total costs of revenue	(290,608)	(332,859)
Selling and distribution expenses	(13,638)	(18,647)
General and administrative expenses	(42,751)	(44,793)
Operating income	46,238	45,484
Net income	21,473	24,673
Net income attributable to non-controlling interest	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	21,473	24,673
Earnings per share
-Basic	0.14	0.17
-Diluted	0.13	0.17
Shares used in computation
-Basic	154,136,492	147,035,708
-Diluted	180,094,704	147,238,151
Earnings per ADS(1)
-Basic	0.28	0.34
-Diluted	0.25	0.34

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

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	Year ended December 31, 2014 and six months ended June 30, 2015
	2014	2015
	US$	US$
Cash dividends declared per ADS	0.20	0.10

	Year ended December 31, 2014 and six months
	ended June 30, 2015
	2014	2015
	US$	US$
	(in thousands except share, per share and per ADS data)
Other Operating Data
Number of projects launched	9	3
Aggregate GFA delivered(1) (m 2)	374,615	612,710

(1)	Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2014, and June 30, 2015:

	As of December 31, 2014 and June 30, 2015
	2014	2015
	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	140,495	159,844
Restricted cash	368,874	281,585
Deposits for land use rights(2)	299,739	163,569
Real estate property under development(2)	1,714,575	2,097,123
Total current assets	3,070,459	3,324,385
Total assets	3,231,526	3,528,222
Total current liabilities	1,592,633	1,669,443
Long-term bank loans	52,296	84,598
Other long-term debt	576,204	745,257
Common shares	16	16
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	960,631	977,887

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses, at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

(2)	Includes deposit for land use rights and real estate property under development recorded under current assets and non-current assets.

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Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, including the rate stated below.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of periodic reports or other information to be provided to you.

	As of and for the Year Ended December 31,					As of and for the Six Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
Period-end US$: RMB exchange rate	6.6227	6.3009	6.2855	6.0969	6.1190	6.1528	6.1136
Period average US$: RMB exchange rate	6.7704	6.4614	6.3124	6.1956	6.1424	6.1379	6.1287

As of August 21, 2015, the US$: RMB exchange rate was 6.3887.

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